Exhibit 99.2

CONSENT SOLICITATION STATEMENT

October 1, 2015

Solicitation of Consents from the Beneficial Owners (Pursuant to Powers Delegated by the Holder and the DTC Participants) of the iPath® Bloomberg Energy Subindex Total ReturnSM ETN due October 22, 2037 (CUSIP No.: 06739H750) (the “Securities”)

The Consent Solicitation, unless extended or earlier terminated by us in our sole discretion, will expire at the earlier of (i) 5:00 p.m., New York City Time, on October 30, 2015 (such time and date, as the same may be extended, the “Expiration Time”), or (ii) the time we declare as the “Effective Time” (as defined below). Consents may be revoked on the terms and conditions set forth herein.

Subject to the terms and conditions set forth in this Consent Solicitation Statement (this “Statement”) and the accompanying voting instruction form (the “Voting Form” and, together with this Statement, the “Solicitation Documents”), Barclays Bank PLC (the “Company,” “we,” “us,” or “our”) is soliciting consents (each a “Consent,” and collectively, the “Consents”) to the proposed amendments described herein (collectively, the “Proposed Amendment”) to the Indenture, dated as of September 16, 2004 (the “Indenture”), between the Company and The Bank of New York Mellon (the “Trustee”) and the global securities with respect to the Securities, (such global securities, collectively, the “Global Security”). We are soliciting Consents directly from the beneficial owners (the “Beneficial Owners”) of the Securities recorded in the security position listings provided by their brokers as of 5:00 p.m., New York City time, on September 24, 2015 (the “Record Date”), pursuant to (i) an omnibus proxy granted by the Depository Trust Company (“DTC” or the “Holder”) as the registered holder of the Securities to such brokers as participants in its system (“DTC Participants”) and (ii) a proxy granted by such DTC Participants to the Agent (as defined below) to submit Consents on their behalf in accordance with instructions provided by the Beneficial Owners. The consent solicitation (the “Consent Solicitation”) is made pursuant to the Solicitation Documents.

(Cover continued on the following page)

(Cover Page, continued)

Pursuant to the Global Security for the Securities, the Holder currently has the right to cause us to redeem no less than 50,000 Securities at one time on any “Redemption Date” (as defined in the Global Security). Also, pursuant to the Global Security, the “Investor Fee” (as defined in the Global Security) is currently equal to 0.75% per annum times the principal amount of the Holder’s Securities times the “Index Factor” (as defined in the Global Security), calculated on a daily basis.

We are soliciting Consents for a Proposed Amendment to the Indenture for the Securities that will, as of the “Amendment Date” (as defined below), (i) require the Company to automatically redeem all, but not less than all, of the outstanding Securities if, on any calendar day prior to or on the Final Valuation Date (as defined in the Global Security), the Closing Indicative Note Value (as defined below) is less than $3.00 per Security (an “Automatic Termination Event”), (ii) reduce the Investor Fee for the Securities applicable to the period beginning on the day after the Amendment Date and continuing until the “Maturity Date” (as defined in the Global Security) from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities times the Index Factor, in each case calculated on a daily basis (such reduction, the “Investor Fee Reduction”), and (iii) reduce the minimum amount of Securities required to be redeemed for the Holder to exercise the right of “Early Redemption” (as defined in the Global Security) from 50,000 Securities to 30,000 Securities (such reduction, the “Minimum Holder Redemption Reduction”).  For purposes of this Statement, the term “Closing Indicative Note Value” shall mean, on any Valuation Date (as defined in the Global Security), the principal amount of the Security times the Index Factor on such Valuation Date times the accrued Investor Fee on such Valuation Date. If an Automatic Termination Event occurs, the Company will redeem the Securities on the tenth business day following the date on which the Automatic Termination Event occurred (the “Automatic Redemption Date”), and the Holder will receive on the Automatic Redemption Date a cash payment per Security in an amount equal to the Closing Indicative Note Value on the third Valuation Date prior to the Automatic Redemption Date.  You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction would not be effective for any daily calculation with respect to the period up to and including the Amendment Date. The Proposed Amendment cannot be partitioned and will take effect as a single proposal if all conditions are met. If any conditions fail to be met the Indenture will not be amended pursuant to this Consent Solicitation.

Provided the Requisite Consents for the Securities have been received and not revoked as of such date and time, we may, in our sole and absolute discretion, declare 5:00 p.m., New York City time, on any Trading Day up to and including the Expiration Time, to be the “Effective Time”, by providing notice to the Agent (as defined below).

(Cover continued on the following page)

(Cover Page, continued)

The Company will make a public announcement of the Effective Time at 9:00 a.m., New York City time, or as promptly thereafter as possible, on the Trading Day following the Trading Day on which we declare the Effective Time to have occurred.

NO CONSENT MAY BE REVOKED AFTER THE EFFECTIVE TIME, EVEN IF A BENEFICIAL OWNER ATTEMPTS TO REVOKE A CONSENT: (i) AFTER THE EFFECTIVE TIME BUT BEFORE WE HAVE PROVIDED NOTICE TO THE AGENT OF THE EFFECTIVE TIME, (ii) WITHOUT HAVING RECEIVED ANY NOTICE OF THE EFFECTIVE TIME, OR (iii) AFTER THE EFFECTIVE TIME BUT BEFORE THE EXPIRATION TIME.

Under the Indenture, the Holder must deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding Securities (the “Requisite Consents”) to approve the Proposed Amendment. For purposes of the Consent Solicitation the Holder has provided an omnibus proxy to the DTC Participants to submit Consents on its behalf and such DTC Participants have, in turn, provided proxies to the Agent to submit Consents on their behalf after soliciting and obtaining consent to the Proposed Amendments from the Beneficial Owners. If the Requisite Consents are received and not validly revoked prior to the earlier of the Expiration Time or the Effective Time, the Company and the Trustee will enter into a supplemental indenture to amend the Indenture to effect the Proposed Amendment for the Securities (such agreement, the “Supplemental Indenture”) no later than the thirtieth day following the Effective Time (the day on which the Supplemental Indenture is entered into, if any, the “Amendment Date”).

The Company will make a public announcement of the expiration of the Consent Solicitation at or prior to 9:00 a.m., New York City time, on the business day following the date of such expiration.

Our entry into the Supplemental Indenture is subject to the satisfaction or waiver of certain conditions described under “The Consent Solicitation — Conditions to the Consent Solicitation” below.  We reserve the right, subject to applicable law, at any time prior to the effectiveness of the Supplemental Indenture for any reason and in our absolute discretion, to (i) terminate the Consent Solicitation, (ii) waive any of the conditions to the Consent Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Consent Solicitation. The Proposed Amendment cannot be partitioned and will take effect as a single proposal if all conditions are met. If any conditions fail to be met, the Indenture will not be supplemented pursuant to this Consent Solicitation.

You may revoke your Consent at any time prior to the earlier of the Expiration Time and the Effective Time, but you may not revoke it thereafter. See “The Consent Solicitation — Revocation of Consents”.

We have retained Broadridge Financial Solutions, Inc. to act as solicitation and tabulation agent (the “Agent”) for the Consent Solicitation. Any questions or requests for assistance concerning the Consent Solicitation may be directed to the Agent at the address and telephone number set forth on the back cover of this Statement. Beneficial Owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.  Requests for additional copies of this Statement may be directed to the Agent at the address and telephone number set forth on the back cover of this Statement.

INTRODUCTORY STATEMENT

The Solicitation Documents contain information regarding the Company, the Proposed Amendment and the Consent Solicitation. We urge you to read the Solicitation Documents carefully. We are responsible only for the information contained in the Solicitation Documents or the documents to which we have referred you. No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in this Statement and the Voting Form and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Agent. The delivery of this Statement and the Voting Form at any time does not imply that the information herein or therein is correct as of any time subsequent to its date or that there has been no change in the information set forth in this Statement and the Voting Form or in the affairs of the Company or any of its subsidiaries or affiliates since the date of this Statement.

We have furnished this Statement to the Beneficial Owners so that they can consider consenting to the Proposed Amendment. We have not authorized its use for any other purpose. This Statement may not be copied or reproduced in whole or in part. It may be distributed and its contents disclosed only to the Beneficial Owners to whom it is provided. By accepting delivery of this Statement, you agree to these restrictions.

This Statement does not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities or “blue sky” laws. In any jurisdiction in which the Consent Solicitation is required to be made by a licensed broker or dealer, it shall be deemed to be made by the Agent on behalf of Barclays Capital Inc., an affiliate of the Company.

Beneficial Owners residing outside the United States who wish to deliver Consents must satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with such delivery.

Recipients of the Solicitation Documents are not to construe the contents of the Solicitation Documents as legal, business or tax advice. Recipients should consult their own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this Consent Solicitation.

NEITHER THIS STATEMENT NOR THE VOTING FORM NOR ANY RELATED DOCUMENTS HAVE BEEN APPROVED OR REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS STATEMENT, THE VOTING FORM OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL TO MAKE ANY REPRESENTATION TO THE CONTRARY.

None of the Company, its subsidiaries or affiliates, the Agent or the Trustee makes any recommendation as to whether Beneficial Owners should deliver Consents to the Proposed Amendment pursuant to the Consent Solicitation, and no one has been authorized by any of them to make such a recommendation. This Statement and the Voting

Form contain important information that should be read before any decision is made with respect to the Consent Solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other documents with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

The SEC maintains an internet site at http://www.sec.gov that contains reports and other information we file electronically with the SEC. You may also inspect and copy reports and other information that we file with the SEC at the public reference facilities maintained at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, you may inspect and copy that material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which some of our securities are listed.

You should rely only upon the information provided in this Statement. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this Statement is accurate as of any date other than the date of this Statement.

THE COMPANY

Business

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Barclays Bank Group”) is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, United States, Africa and Asia. Together with its predecessor companies, the Barclays Bank Group has over 300 years of history and expertise in banking, and today the Barclays Bank Group operates in over 50 countries and employs over 130,000 people. The Barclays Bank Group moves, lends, invests and protects money for customers and clients worldwide. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Barclays Bank Group and one of the largest financial services companies in the world by market capitalization.

Our Executive Offices

Our registered office and principal executive offices are located at 1 Churchill Place, London E14 5HP, United Kingdom.

Additional information about the Company can be found in our documents filed with the SEC. See “Where You Can Find More Information” above.

THE PROPOSED AMENDMENT

Pursuant to the Global Security, the Holder currently has the right to cause us to redeem no less than 50,000 Securities at one time on any Redemption Date. Also, pursuant to the Global Security the Investor Fee is currently equal to 0.75% per annum times the principal amount of the Holder’s Securities times the Index Factor, calculated on a daily basis. The Global Security does not provide the Company with an unqualified right to redeem the Securities.

The Proposed Amendment would, as of the Amendment Date, (i) require the Company to automatically redeem all, but not less than all, of the outstanding Securities if, on any calendar day prior to or on the Final Valuation Date, the Closing Indicative Note Value is less than $3.00 per Security, (ii) reduce the Investor Fee for the Securities applicable to the period beginning on the day after the Amendment Date and continuing until the Maturity Date from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities times the Index Factor, in each case calculated on a daily basis, and (iii) reduce the minimum amount of Securities required to be redeemed for the Holder to exercise the right of Early Redemption from 50,000 Securities to 30,000 Securities. If an Automatic Termination Event occurs, the Company will redeem the Securities on the Automatic Redemption Date, and the Holder will receive on the Automatic Redemption Date a cash payment per Security in an amount equal to the Closing Indicative Note Value on the third Valuation Date prior to the Automatic Redemption Date.  You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction would not be effective for any daily calculation with respect to the period up to and including the Amendment Date.

In the case of an Automatic Termination Event, the Securities will not be redeemed until the Automatic Redemption Date, which will be ten business days after the date on which the Automatic Termination Event occurs. The amount payable to you on the Automatic Redemption Date will be equal to the Closing Indicative Note Value on the third Valuation Date prior to the Automatic Redemption Date. As a result, there will be a delay between the date on which the Automatic Trigger Event occurs and the date on which the redemption value is determined, and the redemption value may be substantially lower than the Closing Indicative Note Value on the date when the Automatic Termination Event occurs.

The Proposed Amendment constitutes a single proposal and a consenting Beneficial Owner must Consent to the Proposed Amendment in its entirety.

If the Requisite Consents are received, the Supplemental Indenture would provide for the cancellation of the Global Security and the entry into a revised global security ( the “Revised Global Security”) in substantially the form set forth in Annex A.

If a Supplemental Indenture is executed: (i) we will be required to automatically redeem all, but not less than all, of the outstanding Securities if, on any calendar day prior to or on the Final Valuation Date, the Closing Indicative Note Value is less than $3.00 per Security; (ii) the Investor Fee, with respect to the period beginning on the day after the Amendment Date and continuing until the Maturity Date, will be reduced from an amount equal to 0.75% per annum times the principal amount of the Holder’s Securities times the Index Factor to an amount equal to 0.70% per annum times the principal amount of the Holder’s Securities times the Index Factor, in each case calculated on a daily basis; and (iii) the minimum amount of Securities required to be redeemed for the Holder to exercise the right of Early Redemption will be reduced from 50,000 Securities to 30,000 Securities. You should note that the Investor Fee on any day reflects the cumulative result of the daily calculation since the Inception Date. For the avoidance of doubt, the Investor Fee Reduction would not be effective for any daily calculation with respect to the period up to and including the Amendment Date.

THE CONSENT SOLICITATION

General

We are soliciting Consents to the Proposed Amendment from Beneficial Owners of the Securities as of the Record Date, upon the terms and subject to the conditions set forth in the Solicitation Documents. Consents given and not validly revoked prior to the Effective Time cannot be revoked or withdrawn, even if the Effective Time occurs prior to the Expiration Time. See “— Revocation of Consents” below. A transfer of the Securities after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Expiration Time if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment.

If a Supplemental Indenture is not executed, the Securities will remain outstanding in accordance with the terms of the Indenture now in effect (unless and until the Indenture is modified in accordance with its terms).

Terms of the Consent Solicitation

The Proposed Amendment may be approved and a Supplemental Indenture entered into with the Consent of the Beneficial Owners of at least a majority in aggregate principal amount of the outstanding Securities. We are authorized to directly solicit Beneficial Owners pursuant to an omnibus proxy delegating authority to such Beneficial Owners’ DTC Participants and a proxy from such DTC Participants to the Agent authorizing the Agent to submit Consents on their behalf in accordance with the instructions of the Beneficial Owners. Your valid completion, execution, delivery and non-revocation of the Voting Form prior to the Effective Time will constitute your instructions to the Agent to deliver Consent on your behalf to the Proposed Amendment and your authorization for the Company and a direction to the Trustee to enter into a Supplemental Indenture upon receipt of satisfactory documentation under the Indenture, subject to any valid revocation thereof by you, if the Requisite Consents are delivered.

If we make a material change in the terms of the Consent Solicitation or if we waive a material condition of the Consent Solicitation, we will notify the Agent of that material change or waiver of a material condition and any related extension of the Expiration Time and will make a public announcement thereof as described below, and extend the Consent Solicitation to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law. If the Consent Solicitation is amended prior to the Effective Time in a manner determined by us, in our sole discretion, to be materially adverse to the Holders or the Beneficial Owners, we will promptly disclose such amendment as described below and, to the extent, if any, we deem appropriate in our sole discretion or otherwise to the extent required by law, extend the Expiration Time and permit revocations of Consents for a period deemed by us to be adequate to permit Beneficial Owners to consider such changes and determine whether to deliver or revoke their Consents. If the Company extends, terminates or amends the Consent Solicitation, the Company expects to publicly announce that information, including, if applicable, any new Expiration Time, by press release by 9:00 a.m., New York City time, on the business day following the extension, termination or amendment and/or another day and time if necessary to comply with applicable law. Failure of any Beneficial Owner to be so notified will not affect the extension, termination or amendment of the Consent Solicitation for the Securities. Any amendment applicable to the Consent Solicitation will apply to all Consents delivered pursuant to the Consent Solicitation.

Upon execution of the Supplemental Indenture, the Proposed Amendment will be effective and binding with respect to all Holders and Beneficial Owners of the Securities, including non-consenting Beneficial Owners and all subsequent Holders and Beneficial Owners of the Securities.

The Consents are being solicited by the Company and the Agent. All costs of the Consent Solicitation will be paid by the Company. In addition to the use of the mail, Consents may be solicited by officers and other employees of the Company and the Agent, without any additional remuneration, by telephone or by electronic communication. In addition to soliciting Consents, the Agent will also serve as tabulation agent for the Consent Solicitation.

Requisite Consents

Beneficial Owners must execute and deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding Securities to approve the Proposed Amendment. If the Requisite Consents are delivered and not validly revoked, the Proposed Amendment will become effective upon our execution of a Supplemental Indenture for the Securities with the Trustee. The Company will make a public announcement of the execution of the Supplemental Indenture at or prior to 9:00 a.m., New York City time, on the business day following such execution.

The failure of a Beneficial Owner to deliver a Consent for the Securities (including any failure resulting from broker non-votes) will have the same effect as if such Beneficial Owner had voted “against” the Proposed Amendment.  Accordingly, Beneficial Owners wishing to vote against the Proposed Amendment should withhold Consents.

Conditions to the Consent Solicitation

The Consent Solicitation is conditioned on:

•                                          the Requisite Consents having been received and not revoked prior to the Effective Time; and

•                                          the absence of any existing or proposed law or regulation that would, and the absence of any injunction or action or other proceeding (pending or threatened) that (in the case of any action or proceeding, if adversely determined) would, make unlawful or invalid or enjoin or delay the execution of the Supplemental Indenture, or question the legality or validity of the Proposed Amendment or the execution of the Supplemental Indenture.

If any of the preceding conditions is not satisfied at any time prior to the execution of the Supplemental Indenture, we may, in our sole discretion and without giving any notice, allow the Consent Solicitation to lapse, or extend the solicitation period and continue soliciting Consents. At any time prior to the execution of a Supplemental Indenture, subject to applicable law, we may abandon or terminate the Consent Solicitation, in our sole discretion and for any reason, in which case any Consents received pursuant to this Consent Solicitation will be voided. The Company will make a public announcement of any abandonment or termination of the Consent Solicitation by 9:00 a.m., New York City time, on the business day following such abandonment or termination, or as soon as practical thereafter.

Effective Time

Provided the Requisite Consents have been received and not revoked as of such date and time, we may, in our sole and absolute discretion, declare 5:00 p.m., New York City time, on any Trading Day up to and including the Expiration Time, to be the Effective Time, by providing notice to the Agent. The Company will make a public announcement of the Effective Time at 9:00 a.m., New York City time, or as promptly thereafter as possible, on the Trading Day following the Trading Day on which we declare the Effective Time to have occurred.

NO CONSENT FOR THE PROPOSED AMENDMENT MAY BE REVOKED AFTER THE EFFECTIVE TIME, EVEN IF A BENEFICIAL OWNER ATTEMPTS TO REVOKE A CONSENT: (i) AFTER THE EFFECTIVE TIME BUT BEFORE WE HAVE PROVIDED NOTICE TO THE AGENT OF THE EFFECTIVE TIME, (ii) WITHOUT HAVING RECEIVED ANY NOTICE OF THE EFFECTIVE TIME, OR (iii) AFTER THE EFFECTIVE TIME BUT BEFORE THE EXPIRATION TIME.

Expiration Time, Extension, Termination and Amendment

If the Effective Time has not occurred at or before 5:00 p.m., New York City time, on October 30, 2015, the Consent Solicitation for the Securities will expire at 5:00 p.m., New York City time, on October 30, 2015 (the Expiration Time), unless extended or earlier terminated by us in our sole discretion. Consents with respect to the Proposed Amendment may be revoked by Beneficial Owners of the Securities at any time prior to the earlier of the Expiration Time and the Effective Time, but may not be revoked thereafter. See “—Revocation of Consents” below.

The Company expressly reserves the right to extend for any reason the Consent Solicitation at any time and from time to time, whether or not the Requisite Consents have been received with respect thereto, by giving oral or written notice to the Agent. Notice of any extension will be made by press release or other public announcement no later than 9:00 a.m., New York City time, on the Trading Day following such decision to extend. The announcement or notice may state that the Company is extending the Consent Solicitation for a specified period of time or on a daily basis. Failure of the Holder or any Beneficial Owner of any Securities to be so notified will not affect the extension of the Consent Solicitation.

Notwithstanding anything to the contrary set forth in this Statement, the Company expressly reserves the right for any reason, in its sole discretion and regardless of whether any of the conditions described above under “— Conditions to the Consent Solicitation” have been satisfied, subject to applicable law, to (i) terminate the Consent Solicitation, (ii) waive any of the conditions to the Consent Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Consent Solicitation. Any termination or amendment of the Consent Solicitation by the Company will be followed as promptly as practicable by notice thereof in the form of a press release or other public announcement no later than 9:00 a.m., New York City time, on the Trading Day following the termination or amendment. Failure of the Holder or Beneficial Owner of any Securities to be so notified will not affect the termination or amendment of the Consent Solicitation.

Consent Procedures

The Consent Solicitation is being made to all Beneficial Owners of the Securities as of the Record Date as recorded on the position listings provided by their DTC Participants. Only the Holder of Securities or its duly designated proxies may execute and deliver a Consent. For purposes of the Consent Solicitation, DTC has granted an omnibus proxy authorizing DTC Participants to deliver a Consent. Such DTC Participants have granted proxies to the Agent to submit Consents on their behalf in accordance with the instructions of the underlying Beneficial Owners of the Securities. In order to cause a Consent to be delivered with respect to Securities held through DTC, such Beneficial Owners must complete and sign the Voting Form and mail, deliver using other forms of electronic communication or send by courier the Voting Form to the Agent as set forth on the Voting Form in accordance with the instructions set forth herein and therein. A transfer of the Securities after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Expiration Time if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment.

BENEFICIAL OWNERS WHO WISH TO CONSENT TO THE PROPOSED AMENDMENT SHOULD MAIL, DELIVER USING ELECTRONIC COMMUNICATION OR SEND BY COURIER THEIR PROPERLY COMPLETED AND EXECUTED VOTING FORM TO THE AGENT AT AS SET FORTH ON THE VOTING FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. DELIVERY OF VOTING FORMS SHOULD BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION TIME TO ASSURE THAT THEY ARE RECEIVED PRIOR TO THE EXPIRATION TIME.

WE RESERVE THE RIGHT TO RECEIVE VOTING FORMS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF CONSENT.

CONSENTS SHOULD BE DELIVERED TO THE AGENT, AND NOT TO THE COMPANY, OR ANY OTHER PARTY. HOWEVER, WE RESERVE THE RIGHT TO ACCEPT ANY CONSENT RECEIVED BY THE COMPANY, THE AGENT, THE TRUSTEE, OR ANY OTHER PARTY THAT IS OTHERWISE IN PROPER FORM.

If the Securities to which a Consent relates are owned beneficially by two or more joint Beneficial Owners, each such Beneficial Owner must sign the Voting Form. If a Voting Form is signed by a trustee, partner, executor, administrator, guardian, any designated proxy of the Beneficial Owner, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person must so indicate when signing.  By returning a Voting Form with a vote in favor of the Proposed Amendment, the Beneficial Owner will be deemed to have instructed the Agent to deliver Consent with respect to the entire aggregate principal amount of the Securities which such Beneficial Owner owns beneficially, via its DTC Participant, on the position listing of DTC.

The registered ownership of a Security as of the Record Date shall be established by the Trustee, as trustee under the Indenture. The ownership of Securities held through DTC by DTC Participants will be established by a DTC security position listing provided by DTC as of the Record Date. The underlying beneficial ownership of such Securities will be established by security position listings provided to the Agent by the DTC Participants. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by us in our sole discretion, which determination will be conclusive and binding. We reserve the right to reject any or all Consents that are not in proper form or the acceptance of which, in our opinion or the opinion of our counsel, could be unlawful. We also reserve the right to waive any defects or irregularities in connection with deliveries of particular Consents. A waiver of any defect or irregularity with respect to the Consent of one Security shall not constitute a waiver of the same or any other defect or irregularity with respect to the Consent of any other Security unless we expressly provide otherwise. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as we determine. Neither we nor any of our affiliates, the Agent or any other persons shall be under any duty to give any notification of any such defects or irregularities or waivers, nor shall any of them incur any liability for failure to identify any such defect or irregularity or to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. The interpretation of the terms and conditions of the Consent Solicitation by us shall be conclusive and binding.

Split Voting

If a Beneficial Owner wishes to deliver Consent for less than the aggregate principal amount of the Securities which it owns beneficially, such Beneficial Owner should not submit a Voting Form and instead should contact its indirect or direct DTC Participant to have a “split vote” processed and to have their vote in favor of the Proposed Amendment recorded with respect to only a portion of their position. The Beneficial Owner’s direct or indirect DTC Participant may deliver the “split vote” using a form that it will be able to access and submit directly through the Agent’s website located at www.proxyvote.com. If the Beneficial Owner is an institution and a ProxyEdge client, it may enter its “split vote” directly through the Agent’s website.

Revocation of Consents

Any Beneficial Owner who has delivered a Consent for the Securities may revoke such Consent by delivering to the Agent a written notice of revocation in accordance with the following procedures. Any notice of revocation received after the Effective Time will not be effective, even if a Beneficial Owner attempts to revoke a consent: (i) after the Effective Time but before we have provided notice to the Agent of the Effective Time, (ii) without having received any notice of the Effective Time, or (iii) after the Effective Time but before the Expiration Time. In order to be effective, a notice of revocation of Consent must: (i) contain the name of the person who delivered the Voting Form and the aggregate principal amount of Securities represented by such revocation, (ii) state that the Beneficial Owner revokes its Consent with respect to the Securities, (iii) be signed by the Beneficial Owner in the same manner as the name of such Beneficial Owner appears on its broker’s position listing without alteration, enlargement or any change whatsoever and (iv) be received by the Agent at its address set forth on the Voting Form prior to the earlier of the Expiration Time and the Effective Time. If a revocation is signed by a trustee, executor, administrator, guardian, duly designated proxy of the Beneficial Owner, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such fact when signing and must, unless waived by us, submit with the revocation evidence satisfactory to us of authority to execute the revocation. A revocation of the Consent will be effective only if such revocation complies with the provisions of this Statement and the accompanying Voting Form. A purported notice of revocation that lacks any of the required information, that is dispatched to an improper address, or that is delivered after the earlier of the Expiration Time and the Effective Time will not be effective to revoke a Consent previously given. A revocation of a Consent can only be accomplished in accordance with the foregoing procedures. NO BENEFICIAL OWNER MAY REVOKE A CONSENT AFTER THE EARLIER OF THE EXPIRATION TIME AND THE EFFECTIVE TIME.  A purported notice of revocation that is not received by the Agent in a timely fashion and accepted by us as a valid revocation will not be effective to revoke a Consent previously given.

Notwithstanding the foregoing, if the Consent Solicitation is amended prior to the Effective Time in a manner determined by us to be materially adverse to the Holders or Beneficial Owners, we promptly will disclose such amendment as previously discussed and, to the extent we deem appropriate in our sole discretion or otherwise to the extent required by law, extend the Expiration Time for a period deemed by us to be adequate to permit Beneficial Owners to consider the changes and determine whether to deliver Consents with respect to the amended Consent Solicitation.

Only a Beneficial Owner (or a duly designated proxy) is entitled to revoke a Consent previously given. A transfer of Securities after the Record Date must be accompanied by a duly executed proxy from the relevant Beneficial Owner conveying voting rights to the subsequent transferee that must be submitted to the Agent no later than 5 business days before the Expiration Time if the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendment.

A revocation of a Consent may not be rescinded. A Beneficial Owner (or duly designated proxy) who has delivered a revocation may, however, deliver a new Voting Form Securities thereafter by following one of the described procedures at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any delivery or revocation of a Consent will be determined by us, in our sole discretion, which determination shall be final and binding. None of us, the Agent or any other person will be under any duty to give notification of any defects or irregularities in any delivery or revocation of a Consent or incur any liability for failure to identify any such defect or irregularity or to give any such notification.

Prior to the earlier of the Expiration Time and the Effective Time, we intend to consult with the Agent to determine whether the Agent has received any revocations of Consents. We reserve the right to contest the validity of any revocations and all questions as to the validity (including time of receipt) of any revocation will be determined by us in our sole discretion, which determination will be conclusive and binding. A waiver of any defect or irregularity with respect to the revocation of a Consent of one Security shall not constitute a waiver of the same or any other defect or irregularity with respect to the revocation of a Consent of any other Security unless we expressly provide otherwise. Unless waived, any defects or irregularities in connection with revocations of Consents must be cured within such time as we shall determine. Revocations of Consents will not be deemed to have been validly made until any irregularities or defects therein have been cured or waived.

THE METHOD OF DELIVERY TO THE AGENT OF A VOTING FORM, OR ANY REVOCATION THEREOF, IS AT THE ELECTION AND SOLE RISK OF THE BENEFICIAL OWNER.

The Agent

We have retained Broadridge Financial Solutions, Inc. to act as the solicitation agent and tabulation agent in connection with the Consent Solicitation. Any questions or requests for assistance concerning the Consent Solicitation may be directed to the Agent at the address and telephone numbers set forth on the back cover of this Statement. The Agent may contact you regarding the Consent Solicitation and may request brokers, dealers and other nominees to forward this Statement and related materials to the beneficial owners of an interest in the Securities. The Agent will also distribute Solicitation Documents, assist in delivering Voting Forms, and be responsible for delivering Consents in accordance with the Voting Forms received from Beneficial Owners. The Agent will receive customary fees for such services and reimbursement of certain of its reasonable out-of-pocket expenses. Requests for additional copies of this Statement, the Voting Form, or any other related documents may be directed to the Agent at the address and telephone number set forth on the back cover of this Statement.

Role of the Trustee in this Consent Solicitation

The information in this Statement is provided by the Company.  The Trustee has not independently verified nor does it make any representation or warranty, express or implied, nor assume any responsibility, as to the accuracy or adequacy of the information contained herein.

The Trustee shall have no responsibility or liability for monitoring, tabulating or verifying compliance with the deadlines or other formalities in connection with the delivery or revocation of Consents.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation, the Proposed Amendment or the entry into a Supplemental Indenture as a result of the Consent Solicitation on the interests of the relevant Holders or Beneficial Owners of the Securities, either as a class or as individuals. If the Required Consents to the Proposed Amendment are obtained, the Trustee will, upon receipt of the required documentation under the Indenture in form and substance reasonably satisfactory to it, be required to enter into a Supplemental Indenture to give effect to the Proposed Amendment. The Trustee will be relying solely on the certification of the Agent that the relevant Required Consents have been obtained.  The Trustee shall be under no duty whatsoever to make any determination whether any execution, modification, amendment, supplement or confirmation to any document is necessary to implement the Proposed Amendment and shall be entitled to conclusively rely on the documentation required to be provided under the terms of the Indenture in a form reasonably satisfactory to the Trustee. Additionally, the Trustee will also be relying on an opinion of counsel to the Company relating to the execution and delivery of the relevant Supplemental Indenture. The Trustee takes no responsibility for the accuracy or completeness of the information contained in the Solicitation Documents, or for any failure by the Company to disclose events or circumstances which may have occurred or may affect the significance or accuracy of any such information.

Each Beneficial Owner is responsible for assessing the merits of the Consent Solicitation with respect to the Securities beneficially owned by it under the Indenture. Accordingly, the Trustee urges Beneficial Owners who are in doubt as to the impact of the implementation of the Proposed Amendment (including any tax consequences) to seek their own independent advice.  The entry into a Supplemental Indenture as a result of the Consent Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders or Beneficial Owners either as a class or as individuals. The Trustee will assess any direction it is given hereunder in accordance with its rights and duties under the relevant Indenture. Beneficial Owners who are in any doubt as to the impact of the Consent Solicitation or of the implementation of the Proposed Amendment should seek their own independent advice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the Proposed Amendment. This discussion applies to you only if you hold your Securities as capital assets for tax purposes. This discussion is for general information only and does not address all of the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, such as:

•                                          a dealer in securities or currencies,

•                                          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•                                          a bank,

•                                          a life insurance company,

•                                          a regulated investment company,

•                                          a partnership or other pass-through entity,

•                                          a tax-exempt organization,

•                                          a holder that owns Securities that are a hedge or that are hedged against interest rate risks,

•                                          a holder that owns Securities as part of a straddle or conversion transaction for tax purposes,

•                                          a holder that holds or sells Securities as part of a wash sale for tax purposes, or

•                                          a holder whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

As used herein, the term “US. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes, one of the following:

(i)                                     a citizen or resident of the United States,

(ii)                                  a domestic corporation,

(iii)                               an estate whose income is subject to United States federal income tax regardless of its source, or

(iv)                              a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Please consult your own tax advisor concerning the consequences of the adoption of the Proposed Amendment in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

It is unclear if the adoption of the Proposed Amendment constitutes a taxable disposition of the Securities for U.S. federal income tax purposes. If the adoption of the Proposed Amendment constitutes a taxable disposition of the Securities, U.S. Holders would recognize capital gain (or loss) in amount equal to the difference between the fair market value of such Securities (taking into account the Proposed Amendment) and their adjusted tax basis in such

Securities. However, any loss recognized on the deemed taxable exchange may be deferred under the rules that apply to a “wash sale” within the meaning of Section 1091 of the Code and accompanying regulations. If the adoption of the Proposed Amendment does not constitute a taxable disposition of the Securities, there would not be any tax consequences to U.S. Holders of such Securities as a result of the adoption of the Proposed Amendment.

For tax reporting purposes, the Company intends to take the position that the adoption of the Proposed Amendment does not constitute a taxable disposition of the Securities.  However, the Company’s reporting position is not binding on holders or the Internal Revenue Service, and, as noted above, the treatment of the Proposed Amendment under U.S. federal income tax law is unclear.

You should consult your tax advisor concerning the U.S. federal income tax consequences to you of the Proposed Amendment, including the possibility that the adoption of the Proposed Amendment constitutes a taxable disposition of the Securities and the consequences thereof.

CONSENT TO THE PROPOSED AMENDMENT

By submitting, or delivering a Voting Form, each consenting Beneficial Owner is deemed to represent, warrant and undertake to the Company and the Trustee, for purposes of this Statement and the Voting Form, that with respect to the Securities listed on the Voting Form it:

•                  has received and reviewed this Statement and understands that it is consenting to the Proposed Amendment in its entirety, upon the terms and subject to the conditions set forth in this Statement;

•                  has full power and authority to deliver a Voting Form to the Agent with respect to the Securities indicated in the Voting Form and acknowledges that it consents to the Proposed Amendment as described in this Statement;

•                  authorizes, directs and requests the Company and Trustee, upon receipt by the Company of the Requisite Consents, to:  (i) execute a Supplemental Indenture to effect the Proposed Amendment, and (ii) authenticate the Revised Global Security in substantially the form set forth as Annex A to this Statement;

•                  empowers, authorizes, and requests the Trustee to do all such other things as may be necessary or expedient to carry out and give effect to the Consent or this Statement;

•                  acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the Beneficial Owner and the Consents given by the Beneficial Owner shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Beneficial Owner;

•                  acknowledges that the Trustee will not be held responsible for any liabilities or consequences arising as a result of acts taken by it pursuant to the Beneficial Owner’s Consent and acknowledges that the Trustee has no responsibility for the terms of this Statement;

•                  upon request will execute and deliver any additional documents deemed by the Company to be necessary or desirable to perfect its Consent to the Proposed Amendment;

•                  acknowledges that it may not revoke any Consent it delivers hereby except in accordance with the procedures set forth in this Statement and that any attempt to revoke a Consent by any other method will not constitute a valid revocation of a previously provided Consent;

•                  acknowledges that Consents delivered pursuant to any of the procedures described under “The Consent Solicitation — Consent Procedures” in this Statement will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Solicitation Documents;

•                  irrevocably constitutes and appoints the Agent as its agent and attorney-in-fact (with full knowledge that the Agent is also acting as the agent of the Company) with respect to the Consent delivered pursuant to the Voting Form with full power of substitution to deliver the Consent set forth in the Voting Form to the Company; and

•                  releases and forever discharges the Trustee and its employees, officers, directors, affiliates, and agents, predecessors and successors, of and from any and all manner of actions, causes of actions, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, claims and demands whatsoever in law or in equity arising from and relating to the execution of the relevant Supplement Indenture to give effect to the Proposed Amendment and any other transactions contemplated in connection with the Consent Solicitation and this Statement.

Annex A

FORM OF REVISED GLOBAL SECURITY

A-1

(Face of Security)

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO BARCLAYS BANK PLC, OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

BY PURCHASING THIS SECURITY, THE HOLDER AGREES TO CHARACTERIZE THIS SECURITY FOR ALL U.S. FEDERAL INCOME TAX PURPOSES AS PROVIDED IN SECTION 11 ON THE FACE OF THIS SECURITY.

CUSIP No. 06739H750	ISIN: US06739H7504

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

iPath® Bloomberg Energy Subindex Total ReturnSM ETN

due October 22, 2037

The following terms apply to this Security.  Capitalized terms that are not defined the first time they are used in this Security shall have the meanings indicated elsewhere in this Security.

Face Amount:  $250,000,000 equal to 5,000,000 Securities at $50 per Security.

Index: The Bloomberg Energy Subindex Total ReturnSM.

Inception Date:  October 23, 2007.

Original Issue Date:  October 26, 2007.

Amendment Date:  [    ]

Interest Rate:  The principal of this Security shall not bear interest.

Principal Amount:  $50.

Payment at Maturity:  On the Maturity Date, unless this Security has been previously redeemed as provided herein, the Company shall redeem this Security by paying to the Holder a cash payment in U.S. dollars in an amount equal to (1) the principal amount of the Holder’s Securities times (2) the Index Factor on the Final Valuation Date minus (3) the Investor Fee on the Final Valuation Date

Closing Indicative Note Value:  The Closing Indicative Note Value for each Security on any Valuation Date will equal (a) the Principal Amount of the Security times (b) the Index Factor on such Valuation Date times (c) the Investor Fee on such Valuation Date.

Early Redemption:  The Holder may, subject to the notification requirements provided under Section 5 hereof, require the Company to redeem the Holder’s Securities in whole or in part on any Holder Redemption Date during the term of the Securities.  If the Holder requires the Company to redeem the Holder’s Securities on any Holder Redemption Date, the Holder will receive a cash payment equal to the Closing Indicative Note Value on the applicable Valuation Date.  The Company shall not be required to redeem fewer than 30,000 Securities at one time, provided that the Company may from time to time in its sole discretion reduce, in part or in whole, this minimum redemption amount on a consistent basis for all Holders who hold Securities at the time the reduction becomes effective.

Automatic Termination Event: The Company will automatically redeem the Securities (in whole only, but not in part) if, on any Valuation Date prior to or on the Final Valuation Date, the Closing Indicative Note Value is less than $3.00 per Security.  The Company will redeem the Securities on the Automatic Redemption Date and will deliver a notice of redemption to the

Depositary Trust Company (“DTC”).  Upon such redemption, the Holder will receive a cash payment equal to the Automatic Redemption Value.

Automatic Termination Date:  An Automatic Termination Date is any Valuation Date on which an Automatic Termination Event occurs.

Automatic Redemption Date: The tenth business day following the date on which the Automatic Redemption Event occurred.

Automatic Redemption Value:  On the Automatic Redemption Date, the Holder will receive a cash payment in U.S. dollars in an amount equal to Closing Indicative Note Value on the third Valuation Date prior to the Automatic Redemption Date.

Calculation Agent:  Barclays Bank PLC.

Defeasance:  Neither full defeasance nor covenant defeasance applies to this Security.

Listing:  NYSE Arca stock exchange.

OTHER TERMS:

All terms used in this Security that are not defined in this Security but are defined in the Indenture referred to on the reverse of this Security shall have the meanings assigned to them in the Indenture.  Section headings on the face of this Security are for convenience only and shall not affect the construction of this Security.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

“Default Amount” means, on any day, an amount in U.S. dollars, as determined by the Calculation Agent in its sole discretion, equal to the cost of having a Qualified Financial Institution (selected as provided below) expressly assume the due and punctual payment of the principal of this Security, and the performance or observance of every covenant hereof and of the Indenture on the part of the Company to be performed or observed with respect to this Security (or to undertake other obligations providing substantially equivalent economic value to the Holder of this Security as the Company’s obligations hereunder).  Such cost will equal (i) the lowest amount that a Qualified Financial Institution would charge to effect such assumption (or undertaking) plus (ii) the reasonable expenses (including reasonable attorneys’ fees) incurred by the Holder of this Security in preparing any documentation necessary for such assumption (or undertaking).  During the Default Quotation Period, each Holder of this Security and the Company may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect such assumption (or undertaking).  If either party obtains a quotation, it must notify the other party in writing of the quotation.  The amount referred to in clause (i) of this paragraph will equal the lowest (or, if there is only one, the only) quotation so obtained, and as to which notice is so given, during the Default Quotation Period; provided that, with respect to any quotation, the party not obtaining the quotation may object, on reasonable and significant grounds, to the effectuation of such assumption (or undertaking) by the Qualified Financial Institution providing such quotation and notify the other party in writing of such grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Default Amount.  The “Default Quotation Period” shall be the period beginning on the day the Default Amount first becomes due and ending on the third Business Day after such due date, unless no such quotation is obtained, or unless every such quotation so obtained is objected to within five Business Days after such due date as provided above, in which case the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as provided above, unless such quotation is objected to as provided above within five Business Days after such first Business Day, in which case, the Default Quotation Period will continue as provided in this sentence. Notwithstanding the foregoing, if the Default Quotation Period (and the subsequent two Business Day objection period) has not ended prior to the Final Valuation Date, then the Default Amount will equal the Face Amount.

“Final Valuation Date” means October 15, 2037, or if such date is not a Trading Day, the next succeeding Trading Day; provided, however, that if the Calculation Agent determines that a Market Disruption Event occurs or is continuing on such date, the Final Valuation Date will be the first following Trading Day on which the Calculation Agent determines that a Market Disruption Event does not occur and is not continuing, provided that in no event will the Final Valuation Date be postponed by more than five Trading Days.

“Index Component” means, with respect to the Securities, any of the futures contracts on physical commodities that comprise the Index.

“Index Factor” means, on any given day, the amount equal to the closing value of the Index on that day divided by the closing value of the Index on the Inception Date.

“Index Sponsor” has the meaning set forth in the Pricing Supplement.

“Investor Fee” means an amount equal to (1) (a) 0.75% per year (for the period from the Inception Date to and including the Amendment Date), and (b) 0.70% per year (for the period beginning the day after the Amendment Date until the Holder Redemption Date, if after the Amendment Date, the Automatic Redemption Date, or the Maturity Date) times (2) the principal amount of the Holder’s Securities times (3) the Index Factor, calculated on a daily basis in the following manner:  (i) the Investor Fee on the Inception Date shall equal zero; (ii) on each subsequent calendar day until and including the Amendment Date or, in the case of Securities with respect to which the Holder has exercised its right of Early Redemption prior to the Amendment Date, the applicable Valuation Date or Trading Day, the Investor Fee will increase by an amount equal to (1) 0.75% times (2) the principal amount of the Holder’s Securities times (3) the Index Factor on that day (or, if such day is not a Trading Day, the Index Factor on the immediately preceding Trading Day) divided by (4) 365; and (iii) from the Amendment Date until and including the Final Valuation Date or, in the case of Securities with respect to which the Holder has exercised its right of Early Redemption after the Amendment Date or if an Automatic Termination Event has occurred, the applicable Valuation Date or Trading Day, the Investor Fee will increase by an amount equal to (1) 0.70% times (2) the principal amount of the Holder’s Securities times (3) the Index Factor on that day (or, if such day is not a Trading Day, the Index Factor on the immediately preceding Trading Day) divided by (4) 365.

“Market Disruption Event” means, with respect to the Securities, in the opinion of the Calculation Agent and determined in its sole discretion:  (i) a material limitation, suspension or disruption in the trading of any Index Component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price; (ii) the daily contract reference price for any Index Component has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility; (iii) the Index Sponsors fail to publish the closing value of the Index or the applicable trading facility or other price source fails to announce or publish the daily contract reference price for one or more Index Components; (iv) any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with the ability of Barclays Bank PLC or the ability of any affiliates of Barclays Bank PLC to unwind all or a material portion of a hedge with respect to the Securities that Barclays Bank PLC or any of its affiliates have effected or may effect.  The following events will not be Market Disruption Events: (a) a limitation on the hours or numbers of days of trading on a trading facility on which any Index Component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or (b) a decision by a trading facility to permanently discontinue trading in any Index Component.

“Maturity Date” means October 22, 2037, provided that if such date is not a Business Day, the Maturity Date will be the next succeeding Business Day; provided, however, that if the fifth Business Day preceding October 22, 2037 does not qualify as the Final Valuation Date referred to above, then the Maturity Date will be the fifth Business Day following the Final Valuation Date.

“Qualified Financial Institution” means, at any time, a financial institution organized under the laws of any jurisdiction in the United States of America or Europe that at such time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated A-1 or higher by Standard & Poor’s, a division of The McGraw Hill Companies, Inc., Ratings Group (or any successor) or P-1 or higher by Moody’s Investors Service, Inc. (or any successor) or, in either case, such other comparable rating, if any, then used by such rating agency.

“Holder Redemption Date” means the third Business Day following each Valuation Date other than the Final Valuation Date.  The final Holder Redemption Date shall be the third Business Day following such Valuation Date that is immediately prior to the Final Valuation Date.

“Successor Index” means any substitute index approved by the Calculation Agent as a Successor Index pursuant to Section 3 hereof.

“Trading Day” means any day on which (i) the value of the Index is published by the Index Sponsors; (ii) trading is generally conducted on the NYSE Arca stock exchange; and (iii) trading is generally conducted on the markets on which the Index Components are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Valuation Date” means each Business Day from October 24, 2007 to October 15, 2037, inclusive, or if such date is not a Trading Day, the next succeeding Trading Day; provided, however, that if the Calculation Agent determines that a Market Disruption Event occurs or is continuing on such date, the Valuation Date will be the first following Trading Day on which the Calculation Agent determines that a Market

Disruption Event does not occur and is not continuing, provided that in no event will any Valuation Date be postponed by more than five Trading Days.

1.                                      Promise to Pay at Maturity, Upon Early Redemption or the Occurrence of an Automatic Termination Event

Barclays Bank PLC, a public limited company duly organized and existing under the laws of England and Wales (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay (or cause to be paid) to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the amount as calculated and provided under (i) “Early Redemption” and elsewhere on the face this Security on the applicable Holder Redemption Date, in the case of any Securities in respect of the which the Holder exercises such Holder’s right to require the Company to redeem such Holder’s Securities prior to the Maturity Date, or (ii) “Automatic Termination Event” and elsewhere on the face of this Security on the applicable Automatic Redemption Date, in the case of an Automatic Termination Event and (iii) “Payment at Maturity” and elsewhere on the face of this Security on the Maturity Date, in the case of all other Securities.

2.                                      Payment of Interest

The principal of this Security shall not bear interest.  Any return on this Security that may be deemed to be interest will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application.

3.                                      Discontinuance or Modification of the Index; Market Disruption Event

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publishes an index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the value of the Index on the applicable valuation date and the amount payable at maturity or upon redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing level of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of the Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the index components of the Index or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon redemption or otherwise relating to the value of the Index may be made in the calculation agent’s sole discretion. See “Risk Factors” in the amended pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

4.                                      Payment at Maturity; Upon Early Redemption or the Occurrence of an Automatic Termination Event

The payment of this Security that becomes due and payable on the Maturity Date, a Holder Redemption Date or an Automatic Redemption Date, as the case may be, shall be the cash amount that must be paid to redeem this Security as provided above under “Payment at Maturity”, “Early Redemption” and “Automatic Termination Event”, respectively.  The payment of this Security that becomes due and payable upon acceleration of the Maturity Date hereof after an Event of Default has occurred pursuant to the Indenture shall be the Default Amount.  When the principal referred to in either of the two preceding sentences has been paid as provided herein (or such payment has been made available), the principal of this Security shall be deemed to have been paid in full, whether or not this Security shall have been surrendered for payment or cancellation.  References to the payment at maturity or upon early redemption of this Security on any day shall be deemed to mean the payment of cash that is payable on such day as provided in this Security.  Notwithstanding the foregoing, solely for the purpose of determining whether any consent, waiver, notice or other action to be given or taken by Holders of Securities pursuant to the Indenture has been given or taken by Holders of Outstanding Securities in the requisite aggregate principal amount, the principal amount of this Security will be deemed to equal the Face Amount.  This Security shall cease to be Outstanding as provided in the definition of such term in the Indenture when the principal of this Security shall be deemed to have been paid in full as provided above.

5.                                      Early Redemption Mechanics

Subject to the minimum redemption amount provided under “Early Redemption”, the Holder may require the Company to redeem the Holder’s Securities on any Holder Redemption Date during the term of the Securities provided that such Holder (i) delivers a notice of redemption to the Company via facsimile or email by no later than 4:00 p.m. New York time on the Business Day prior to the applicable Valuation Date; (ii) delivers a signed confirmation of redemption to the Company via facsimile or email by no later than 5:00 p.m. New York time on the same day; (iii) instructs the Holder’s DTC custodian to book a delivery versus payment trade with respect to the Holder’s Securities on the applicable Valuation Date at a price equal to the principal amount of the Holder’s Securities times the Index Factor on the applicable Valuation Date minus the Investor Fee on the applicable Valuation Date, facing Barclays DTC 5101; and (iv) causes the Holder’s DTC custodian to deliver the trade as booked for settlement via DTC prior to 10:00 a.m. New York time on the applicable Holder Redemption Date, which shall be the third Business Day following the applicable Valuation Date (other than the Final Valuation Date).  The final Holder Redemption Date shall be the third Business Day following such Valuation Date that is immediately prior to the Final Valuation Date.

6.                                      Role of Calculation Agent

The Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including at maturity, or upon early redemption or redemption arising from an Automatic Termination Event; Market Disruption Events; Business Days; Trading Days; the Closing Indicative Note Value; the Investor Fee; the Default Amount; the closing value of the Index on the Inception Date and on any Valuation Date; the Maturity Date; the Holder Redemption Date; the Automatic Redemption Date; the amount payable in respect of the Securities at maturity, upon Early Redemption and upon the occurrence of an Automatic Termination Event and all such other matters as may be specified elsewhere herein as matters to be determined by the Calculation Agent. The Calculation Agent shall make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Calculation Agent shall be final and binding on the Company, the Holder and all other Persons having an interest in this Security, without liability on the part of the Calculation Agent.

The Company shall take such action as shall be necessary to ensure that there is, at all relevant times, a financial institution serving as the Calculation Agent hereunder.  The Company may, in its sole discretion at any time and from time to time, upon written notice to the Trustee, but without notice to the Holder of this Security, terminate the appointment of any Person serving as the Calculation Agent and appoint another Person (including any Affiliate of the Company) to serve as the Calculation Agent.  Insofar as this Security provides for the Calculation Agent to determine the value of the Index on any date or other information from any institution or other source, the Calculation Agent may do so from any source or sources of the kind contemplated or otherwise permitted hereby notwithstanding that any one or more of such sources are the Calculation Agent, Affiliates of the Calculation Agent or Affiliates of the Company.

7.                                      Default Amount

If an Event of Default occurs and the maturity of the Security is accelerated, the Default Amount will be payable in respect of this Security at maturity.

8.                                      Payment

Payment of any amount payable on this Security will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.  Payment will be made to an account designated by the Holder (in writing to the Company and the Trustee on or before the applicable Valuation Date) and acceptable to the Company or, if no such account is designated and acceptable as aforesaid, at the office or agency of the Company maintained for that purpose in The City of New York, provided, however, that payment at Maturity, upon Early Redemption, or an Automatic Termination Event shall be made only upon surrender of this Security at such office or agency (unless the Company expressly waives surrender).  Notwithstanding the foregoing, if this Security is a Global Security, any payment may be made pursuant to the Applicable Procedures of the Depositary as permitted in said Indenture.

9.                                      Reverse of this Security

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

10.                               Certificate of Authentication

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

11.                               Prospectus

Reference is made to the (i) the Prospectus related to the Securities, dated July 19, 2013, (ii) the Prospectus Supplement, dated July 19, 2013, (iii) and the Pricing Supplement, dated April 30, 2015, as amended on [    ] (together, the “Prospectus”). The terms and conditions of this Security as fully set forth in the Prospectus are hereby incorporated by reference in their entirety into this Security and binding upon the parties hereto.  In the event of a conflict between the terms of the Prospectus and the terms of this Security, the Prospectus will control and if the Prospectus provides for a specific United States tax characterization, by purchasing a Security, you agree (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to be bound for United States federal income tax purposes to such tax characterization.  Copies of the Prospectus are available from the Company or any underwriter or any dealer participating in the offering by calling toll free, 1-888-227-2275 (extension 2-3430).

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

BARCLAYS BANK PLC

By:
Name:
Title:
By:
Name:
Title:

This is one of the Securities of the series designated herein and referred to in the Indenture.

Dated:

THE BANK OF NEW YORK MELLON

By:
Name:
Title:

12

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.  Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof.  References herein to “this series” mean the series designated on the face hereof.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law.  If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding been required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after the Original Issue Date in making any payment of, or in respect of, the principal amount of the Securities, the Company would be required to pay any Additional Amounts with respect thereto, then the Securities will be redeemable upon not less than 35 nor more than 60 days’ notice by mail, at any time thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to the principal amount thereof.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of all series to be affected (considered together as one class for this purpose).  The Indenture also contains provisions (i) permitting the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series to be affected under the Indenture (considered together as one class for this purpose), on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of any series to be affected under the Indenture (with each such series considered separately for this purpose), on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of this Security as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing.  Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in denominations of any multiple of $50.  As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Requests for assistance in completing and delivering the Voting Form or requests for additional copies of this Statement, the Voting Form and other related documents should be directed to the Agent at its address and telephone number below.

The Agent for the Consent Solicitation is:

Broadridge Financial Solutions, Inc.
1155 Long Island Ave.

Edgewood, NY 11717

All Inquiries, Please Call: 1-855-601-2252

Voting Forms should be delivered as follows:

By First Class Mail: Proxy Services P.O. Box 9175 Farmingdale, NY 11735-9847	By Courier: Broadridge Financial Solutions, Inc. 1155 Long Island Ave. Edgewood, NY 11717

By Electronic Communication: www.proxyvote.com	To Confirm Please Call: 1-855-601-2252